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                                                                    Exhibit 3.11



                AMENDMENT NO. 1 TO THE FIFTH AMENDED AND RESTATED
                       AGREEMENT OF LIMITED PARTNERSHIP OF
                       LEPERCQ CORPORATE INCOME FUND L.P.

                  This Amendment No. 1 ("Amendment No. 1") to the Fifth Amended and Restated Agreement of Limited Partnership (the "Agreement") of Lepercq Corporate Income Fund L.P. ("LCIF"), dated as of December 31, 2000 is made and Lex GP-1, Inc. ("GP"), a Delaware corporation, in its capacity as general partner of LCIF.

                  WHEREAS, Section 14.1(B) of the Agreement provides that GP, without the consent of any other partner, may amend the Agreement to reflect a change to cure an ambiguity, correct or supplement any provision of the Agreement not inconsistent with law or other provisions;

                  WHEREAS, GP and the Special Limited Partners had intended that LCIF would make cash distributions with respect to each Partnership Unit in the amount that LXP paid dividends to its shareholders and with respect to each share of LXP common stock and that LCIF would allocate taxable income in the amount of the cash distributions;

                  WHEREAS, the Special Limited Partners have been receiving cash distributions in the amounts that LXP pays cash dividends but allocations of taxable income in accordance with their Percentage Interests;

                  WHEREAS, the GP and Special Limited Partners wish to correct the existing ambiguity with respect to the Special Limited Partner's rights to distributions and allocations;

                  NOW THEREFORE, pursuant to the authority granted to GP in the Agreement, GP hereby amends the Agreement as follows:

                  1. Section 5.1 of the Agreement shall be amended to add a new Section 5.1(E) as follows:

                           E.       Special Limited Partners. Notwithstanding
Section 5.1.A, each Special Limited Partner shall be entitled to receive distributions with respect to each Partnership Unit equal to the cash dividend payable with respect to each share of LXP common stock, determined at the time of each quarterly distribution.

                  2. Sections 6.1(A) and (B) shall be amended to read in their entirety as follows:

                           A.       Net Income. After giving effect to the
special allocations set forth in Section 1 of Exhibit C, and to the allocations of Net Income to Property Limited Partners, Special Limited Partners, Red Butte Limited Partners and Expansion

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Limited Partners set forth below and to the allocations with respect to Pacific
Place Limited Partners, Phoenix Limited Partners, Savannah Limited Partners, Anchorage Limited Partners, Trademark Lancaster Limited Partners, and Columbia Limited Partners required pursuant to terms set forth in Exhibit A, Net Income shall be allocated to the Special Limited Partners only to the extent such Special Limited Partners have received cash distributions pursuant to Section 5.1.A and then to the General Partner and the Initial Limited Partner in accordance with their respective Percentage Interests (determined as a percentage of total Partnership Units held by the General Partner and the Initial Limited Partner); provided, that following (i) the Effective Date and
(ii) the sale or other disposition (in which gain or loss is recognized) of real properties representing at least fifty (50%) percent of the Carrying Value of such properties as of the Effective Date, gains from the sale or other disposition of partnership assets shall be allocated to the Partners other than the Property Limited Partners, having negative Capital Accounts, to the extent and in accordance with such negative Capital Accounts and thereafter to all Partners in accordance with their Percentage Interests; provided further, that, a Property Limited Partner shall be specially allocated items of Partnership income and gain prior to such Property Limited Partner's applicable Redemption Exercise Date to the extent such Property Limited Partner receives a cash distribution pursuant to Section 5.1; provided, further, that a Red Butte Limited Partner and an Expansion Limited Partner will be allocated taxable income only in an amount equal to the cash distributions received; and provided, further, that for the taxable year ending December 31, 2000 the taxable income allocated to each Special Limited Partner shall be reduced to the extent of the excess, if any, of the difference between (x) the cumulative amount of taxable income previously allocated to such Special Limited Partner through the taxable year ending December 31, 1999 and (y) the cumulative amount of taxable income that would have been allocated to such Special Limited Partner through the taxable year ending December 31, 1999 had taxable income been allocated in an amount equal to the cash distributions received by such Special Limited Partner.

                           B.       Net Losses. After giving effect to the
special allocations set forth in Exhibit C, 100% of the Net Losses shall be allocated to the General Partner and the Initial Limited Partner in accordance with their respective Percentage Interests (determined as a percentage of total Partnership Units held by the General Partner and the Initial Limited Partner).

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                           GENERAL PARTNER:
                                           Lex GP-1, Inc.

                                           By:  /s/ Patrick Carroll
                                                --------------------------------
                                                    Name:  Patrick Carroll
                                                    Title:  Vice President